Im Dr Tammira Lucas and I'm the CEO and founder of the Cube Cowork
Which is the largest black woman owned cowork space currently in the US
Provides babysitting services within inside of our coworking space
So that parents can focus on growing their companies
and not being disrupted every 10-15 minutes by their children
Coworking is a new industry
It wasn't around five and hal years ago when we started this business
And so being able to be a model to the coworking industry is great
But we want to make sure that we're able to sustain and scale
And a way for us to do that is to really put some resources into our marketing strategy
Starting a business in Baltimore is not just for me
It is for those that I grew up with those that are in the community that look just like me
To see all the possibilities that they can actually obtain
I enjoy being the example but also being the inspiration to help others succeed.